                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 21)

                           Morgan Stanley Group Inc.
                           -------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
                         -----------------------------
                        (Title of Class of Securities)

                                  617446 10 9
                                --------------
                                (CUSIP Number)

                            Jonathan M. Clark, Esq.
                         General Counsel and Secretary
                           Morgan Stanley Group Inc.
                          1251 Avenue of the Americas
                              New York, NY  10020
                                (212) 703-4000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)




                               February 28, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Check the following box if a fee is being paid with this statement: [_]

                                 SCHEDULE 13D
CUSIP No. 617446109
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS

      Richard B. Fisher
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             32,122,947
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3-4%
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      32,124,004
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      37.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 617446109
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

      John J. Mack
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             32,122,947
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1-2%
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      32,124,004
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      37.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 617446109
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

      Barton M. Biggs
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             32,122,947
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1-2%
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      32,124,004
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      37.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 617446109
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

      Each of the persons described on Appendix A.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00      (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5    (Applies to each person listed on Appendix A)                 [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      As started on Appendix A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          less than 1% (Applies to each person listed on Appendix A)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             32,122,947    (Applies to each person listed on
                          Appendix A)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             less than 1% (Applies to each person listed on
                          Appendix A)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      As stated on Appendix A
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      (Applies to each person listed on Appendix A)                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      As stated on Appendix A
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN  (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------

                                                                      Appendix A

LINE 1                            LINE 6          LINE 11              LINE 13

                                                 Aggregate         Percent of Class
                                                   Amount           Represented By
NAME                            Citizenship   Beneficially Held    Amount in Line 11
---------------------------     -----------   -----------------    -----------------
AARON, DEBRA M.                      USA          32,123,495            37.8%
ABBEY, SCOTT G.                      USA          32,123,830            37.8%
ABDEL-MEGUID, TAREK F.               USA          32,123,616            37.8%
ABE, MITSUHIRO                      Japan         32,122,947            37.8%
ABOURACHED, CHARBEL E.               USA          32,123,367            37.8%
ABRAMOVITZ, DEBRA                    USA          32,123,380            37.8%
ACKERMAN III, WARREN                 USA          32,122,947            37.8%
ADAIR, BARRY L.                      USA          32,132,033            37.8%
ADAMS, JOHN C.                       USA          32,123,351            37.8%
ADAMS, NICHOLAS                       UK          32,122,947            37.8%
AIRO, ROBERT                         USA          32,123,289            37.8%
ALBERS, ALEXANDRIA                   USA          32,123,957            37.8%
ALKIRE, JOHN R.                      USA          32,123,247            37.8%
ALLEN, PETER G.                      USA          32,123,741            37.8%
ALLEY, STEVEN J.                     USA          32,123,398            37.8%
ALLWIN, JAMES M.                     USA          32,123,929            37.8%
ALMERINI, LOUIS A.                   USA          32,123,416            37.8%
AMATO, DANIELLE D.                   USA          32,123,482            37.8%
ANDA, JON A.                         USA          32,123,496            37.8%
ANDERSON, STEPHEN P.                 USA          32,122,947            37.8%
ANDRYC, PHILIP J.                    USA          32,123,767            37.8%
ANFANG, RICHARD L.                   USA          32,123,364            37.8%
ANGEVINE, ROBERT E.                  USA          32,123,542            37.8%
ARMITAGE, MICHAEL R.                  UK          32,122,947            37.8%
ARMSTRONG, R. MICHAEL                USA          32,123,296            37.8%
ASPREM, MADS MICHAEL               Denmark        32,122,947            37.8%
ATKINSON, RICHARD N.                  UK          32,122,947            37.8%
ATKINS, CHARLES N.                   USA          32,123,228            37.8%
ATKINS, WILLIAM JOHN                  UK          32,122,947            37.8%
ATWELL, R. WAYNE                     USA          32,123,269            37.8%
BAIRD, STEPHEN W.                    USA          32,123,968            37.8%
BAKER, DAVID M.                      USA          32,123,233            37.8%
BALSBAUGH, R. DUNCAN                 USA          32,123,405            37.8%
BANDEEN, BONNIE MIAO                 USA          32,125,336            37.8%
BANDEEN, ROBERT D.                  Canada        32,123,385            37.8%
BARANCIK, GARY S.                    USA          32,123,325            37.8%
BARBER, RICHARD T.                   USA          32,123,465            37.8%
BARDEN, ROBERT A.                    USA          32,123,371            37.8%
BARDWELL, TIMOTHY J.                  UK          32,122,947            37.8%
BARKER, RODNEY J.                     UK          32,122,947            37.8%
BARNETT, PHILLIP S.                  USA          32,123,296            37.8%
BAROUDI, JACK J.                     USA          32,122,947            37.8%
BARRETT, DAVID J.                    USA          32,123,341            37.8%
BARRETT, TIMOTHY                      UK          32,122,947            37.8%
BARTH-WEHRENALP, GERALD P.           USA          32,123,425            37.8%
BARTLETT, MICHAEL E.                  UK          32,122,947            37.8%
BARTOLOTTA, FRANK J.                 USA          32,123,482            37.8%
BASES, EDWARD H.                     USA          32,123,273            37.8%
BASIROV, OLGA A.                      UK          32,122,947            37.8%
BAUER, DAVID S.                      USA          32,122,947            37.8%
BAYER, JEROME W.                     USA          32,123,462            37.8%
BEALE, CHRISTOPHER W.             Australia       32,122,947            37.8%
BEARDEN, DAVID A.                    USA          32,123,301            37.8%
BECHTEL, KAREN H.                    USA          32,123,878            37.8%
BEDELL, JAMES M.                     USA          32,123,207            37.8%
BELL, JAMES J.                       USA          32,123,206            37.8%
BENARDETE, STEVEN M.                 USA          32,125,062            37.8%
BERCHTOLD, MICHAEL J.                USA          32,123,325            37.8%
BERGMAN, BARRY                       USA          32,123,347            37.8%
BERGMAN, JEROME                      USA          32,123,385            37.8%
BERLER, MATTHEW K.                   USA          32,122,947            37.8%
BERNER III, ROBERT L.                USA          32,123,347            37.8%
BIANCO, FRANK                        USA          32,123,416            37.8%

BILLINGS, MARK B.                    USA          32,123,304            37.8%
BILOTTI JR, RICHARD A.               USA          32,122,947            37.8%
BILSBY, KEVIN A.                      UK          32,122,947            37.8%
BIRDSALL, JOHN S.                    USA          32,123,381            37.8%
BLACK MACKINNON, SUSAN L.            USA          32,123,419            37.8%
BLAIN, PAUL F.                        UK          32,126,905            37.8%
BLAIR, DAVID H.                      USA          32,123,736            37.8%
BLAIS, WILLIAM L.                    USA          32,123,685            37.8%
BLUMSTEIN, MICHAEL W.                USA          32,123,160            37.8%
BLUM, JON E.                         USA          32,122,985            37.8%
BODSON, MICHAEL C.                   USA          32,123,412            37.8%
BOHL, THERESA J.                     USA          32,123,416            37.8%
BOIARSKY, ROBERT                     USA          32,123,206            37.8%
BOK, SCOTT L.                        USA          32,123,377            37.8%
BONOFF, AMY L.                       USA          32,123,688            37.8%
BOOTH, DAVID                         USA          32,122,947            37.8%
BOPP, WALTER S.                      USA          32,123,780            37.8%
BOROSH, DAVID A.                     USA          32,123,088            37.8%
BOSCO, ANTHONY B.                    USA          32,123,362            37.8%
BOUCHER II, CHARLES L.               USA          32,123,142            37.8%
BOUTROS, GEORGE                    Lebanon        32,123,351            37.8%
BOVICH, FRANCINE J.                  USA          32,123,021            37.8%
BRADFORD, LESLIE EMBS                USA          32,123,886            37.8%
BRAKEBILL, SCOTT R.                  USA          32,123,496            37.8%
BRENNAN, DONALD PATRICK              USA          32,124,004            37.8%
BRESLOW, STUART J.M.                 USA          32,123,429            37.8%
BRICKMAN, KEITH D.                   USA          32,123,118            37.8%
BRIERWOOD, DAVID C.                   UK          32,127,452            37.8%
BRILLE, BRIAN J.                     USA          32,123,325            37.8%
BROBERG, POUL CHRISTIAN            Denmark        32,122,947            37.8%
BROCK, WILLIAM G.                   Canada        32,135,416            37.8%
BROLLEY, KEVIN                       USA          32,123,227            37.8%
BROOKE, PAUL A.                      USA          32,123,736            37.8%
BROWNE, KEVIN J.                     USA          32,123,430            37.8%
BROWN, ERNEST W.                     USA          32,122,974            37.8%
BROWN, DOUGLAS L.                    USA          32,123,052            37.8%
BROWN, JEFFRY P.                     USA          32,123,403            37.8%
BROWN, KEITH                          UK          32,129,201            37.8%
BROWN, RANDOLPH B.                   USA          32,122,947            37.8%
BRUNDLER, ADOLF                  Switzerland      32,122,947            37.8%
BRYANT, MALCOLM P.                    UK          32,122,947            37.8%
BRYCE, COLIN                          UK          32,126,634            37.8%
BUCK, LEE M.                         USA          32,126,261            37.8%
BUECHTER, MARKUS                   Germany        32,122,947            37.8%
BULCHANDANI, RAVI A.                India         32,122,947            37.8%
BUNCHE JR, RALPH J.                  USA          32,124,812            37.8%
BURIAN, SANFORD F.                   USA          32,123,353            37.8%
BURKE, LAUREN M.                     USA          32,122,983            37.8%
BURNS, DENNIS J.                     USA          32,123,780            37.8%
BUSCH, MAY C.                        USA          32,123,372            37.8%
BUTLER, MICHAEL J.                   USA          32,123,240            37.8%
BYRD, CAREN                          USA          32,123,386            37.8%
BYRNES, FRANCIS J.                   USA          32,123,329            37.8%
CALDECOTT, P. DOMINIC                 UK          32,129,209            37.8%
CALLAHAN, DANIEL H.                  USA          32,122,961            37.8%
CALVET, JORGE                       Spain         32,122,947            37.8%
CAPPUCCI, GUY T.                     USA          32,123,284            37.8%
CAPUTO, A. MACDONALD                 USA          32,123,929            37.8%
CARACAPPA, MARY                      USA          32,123,328            37.8%
CAREY, JAMES P.                      USA          32,123,502            37.8%
CARLETON, BRUCE T.                   USA          32,123,767            37.8%
CARLIN, JANE D.                      USA          32,123,379            37.8%
CARLTON, PAMELA G.                   USA          32,123,403            37.8%
CARMICHAEL, TERENCE P.               USA          32,123,437            37.8%
CARR JR, LOUIS J.                    USA          32,123,929            37.8%
CARRARA JR, MATTHEW A.               USA          32,123,226            37.8%
CARROLL JR, JESSE L.                 USA          32,129,281            37.8%
CARROLL, DAVID C.                    USA          32,123,293            37.8%
CARUSO, CHRISTOPHER J.               USA          32,123,413            37.8%
CASSEDY, MICHAEL J.                  USA          32,123,575            37.8%
CASSOU, BEATRICE M.                  USA          32,123,325            37.8%
CASTELLANO, RICHARD R.               USA          32,123,478            37.8%
CAWSEY, RICHARD                   Australia       32,122,947            37.8%
CERTOSIMO, ARTHUR                    USA          32,122,947            37.8%
CHAMBERLAIN, STEPHEN P.               UK          32,126,405            37.8%
CHAMMAH, WALID A.                  Lebanon        32,123,004            37.8%
CHAN, OLIVER S.                      USA          32,123,238            37.8%
CHAN, JOE M.F.                    Hong Kong       32,122,947            37.8%
CHASIN, CHARLES                      USA          32,123,379            37.8%
CHENEVIX-TRENCH, JONATHAN             UK          32,122,947            37.8%
CHENG, JAMES K.K.                  Malaysia       32,122,947            37.8%

CHESTER III, JOHN E.                USA          32,123,410            37.8%
CHIARELLO, GUY                      USA          32,123,353            37.8%
CHIN, EAN WAH                     Malaysia       32,122,947            37.8%
CHURCHOUSE, FREDERICK P.        New Zealand      32,122,947            37.8%
CHUTTER, JESSICA C.                 USA          32,123,347            37.8%
CITRINO, MARY ANNE                  USA          32,123,347            37.8%
CLARK, JONATHAN M.                  USA          32,123,074            37.8%
CLARK, MAYREE C.                    USA          32,123,736            37.8%
CLARK, WILLIAM THOMAS               USA          32,125,041            37.8%
CLEMENTE LA BRUM, J. PAUL           USA          32,124,054            37.8%
CLEPHANE, THOMAS P.                 USA          32,123,621            37.8%
CLIFFORD, KENNETH F.                USA          32,123,373            37.8%
COBBY, NIGEL                         UK          32,125,289            37.8%
COHAN, TIMOTHY P.                   USA          32,123,664            37.8%
COHEN, BRUCE L.                     USA          32,123,488            37.8%
COHEN, DAVID L.                     USA          32,123,476            37.8%
COHEN, LAWRENCE H.                  USA          32,123,360            37.8%
COLBY-JONES, LISA R.                USA          32,123,496            37.8%
COLEMAN JR, JOHN C.                 USA          32,126,364            37.8%
COLEY II, JAMES C.                  USA          32,123,359            37.8%
COLE, JAMES S.                      USA          32,123,559            37.8%
COLOSIMO, LOUIS A.                  USA          32,123,046            37.8%
COMFORT, STEPHANIE G.               USA          32,123,012            37.8%
CONNOR, MARY T.                     USA          32,123,327            37.8%
COOPER, ADAM D.                    Canada        32,122,947            37.8%
COOPER, ALASTAIR W.P.                UK          32,122,947            37.8%
COOPER, ANDREW C.                   USA          32,123,296            37.8%
COOPER, SCOTT H.                   Canada        32,123,351            37.8%
CORDNER, CARTER W.                  USA          32,123,407            37.8%
CORDY, STEPHEN C.                   USA          32,123,365            37.8%
CORKRAN, JO ANN                     USA          32,122,947            37.8%
CORRADO, CHRISTOPHER F.             USA          32,123,375            37.8%
CORSI, STEFANO                     Italy         32,123,237            37.8%
CORY, CHARLES R.                    USA          32,123,509            37.8%
COWAN, MICHAEL J.J.                  UK          32,128,481            37.8%
COX, CHRISTOPHER                     UK          32,123,833            37.8%
COYNER, KEVIN B.                    USA          32,123,355            37.8%
CRANDALL, TERRANCE M.               USA          32,123,463            37.8%
CREGAN, JOHN F.                     USA          32,123,575            37.8%
CRESHAM, EILEEN F.                  USA          32,123,918            37.8%
CRNKOVICH, PETER N.                 USA          32,124,072            37.8%
CROFT, ROBERT G.E.                   UK          32,122,947            37.8%
CROMPTON, JOHN D.                    UK          32,122,947            37.8%
CROWDER, GARRY B.                   USA          32,123,432            37.8%
CROWE, MICHAEL A.                   USA          32,123,565            37.8%
CRUZ, ZOE                          Greece        32,123,736            37.8%
CRYSTAL, BRUCE A.                   USA          32,123,419            37.8%
CUMMINS, NEIL A.                    USA          32,128,873            37.8%
CUNNINGHAM, MICHAEL JOHN             UK          32,122,947            37.8%
CUNNINGHAM, PETER                   USA          32,123,507            37.8%
CURTIS, MICHAEL S.                  USA          32,123,317            37.8%
CURTIS, PAUL D.                     USA          32,123,317            37.8%
CZINSKY, MICHAEL J.                 USA          32,123,369            37.8%
DAL LAGO, FRANK C.                  USA          32,123,365            37.8%
D'ANGELO, PETER J.                  USA          32,123,591            37.8%
DANIEL, PAUL R.                      UK          32,131,177            37.8%
D'ANTONIO, STEPHEN H.               USA          32,123,309            37.8%
DAVIDSON III, NORTON A.             USA          32,130,264            37.8%
DAVIDSON III, JOHN P.               USA          32,122,947            37.8%
DAVIDSON, JOHN H.                   USA          32,123,774            37.8%
DAVIS JR, JOSEPH F.                 USA          32,123,519            37.8%
DAVIS, BARRY                        USA          32,123,607            37.8%
DAVIS, FLORENCE A.                  USA          32,123,461            37.8%
DAWSON, KENNETH E.                   UK          32,127,771            37.8%
DAY, JACQUELINE A.                   UK          32,122,947            37.8%
DE CHAZAL, GUY L.                   USA          32,124,315            37.8%
DE COTIS, DEBORAH A.                USA          32,123,767            37.8%
DE MONTFORT, PIERS                   UK          32,127,096            37.8%
DE REGT, KENNETH M.                 USA          32,123,878            37.8%
DE SAINT-AIGNAN, PATRICK            USA          32,123,878            37.8%
DE WAZIERS, MARTIN                 France        32,123,407            37.8%
DEAN, GORDON G.                     USA          32,123,351            37.8%
DEAN, ANGELA H.                      UK          32,122,947            37.8%
DEE, MICHAEL E.                     USA          32,123,389            37.8%
DELECROIX, MICHEL                    UK          32,122,947            37.8%
DELONG, THOMAS J.                   USA          32,123,000            37.8%
DEMEURE, THOMAS                   Belgium        32,122,947            37.8%
DERBES, RICHARD A.                  USA          32,151,104            37.8%
DESALVO, MATTHEW S.                 USA          32,124,312            37.8%
DESMARAIS, REJEAN                  Canada        32,122,947            37.8%
DEY, PETER                         Canada        32,122,947            37.8%

DHAR, MADHAV                       India         32,124,071            37.8%
DIAZ-PEREZ, EDUARDO                 USA          32,123,298            37.8%
DICKMAN, MICHAEL J.                 USA          32,123,296            37.8%
DIDIER, NICHOLAS V.              Luxembourg      32,123,324            37.8%
DINGER, JEFFREY E.                  USA          32,123,352            37.8%
DIXON, ROBERT D.                    USA          32,123,206            37.8%
DOHA, NASEER                     Bangladesh      32,122,947            37.8%
DONOGHUE, MICHAEL J.                USA          32,123,322            37.8%
DONOVAN, PETER J.                   USA          32,123,151            37.8%
DORAN JR, WILLIAM M.                USA          32,123,736            37.8%
DORFMAN, JONATHAN L.                USA          32,123,326            37.8%
DOSHI, MIHIR J.                    India         32,123,300            37.8%
DOYLE, GAVIN J.                     USA          32,127,494            37.8%
DUFF, PHILIP N.                     USA          32,123,478            37.8%
DUNO, ALPHONSUS J.                  USA          32,123,379            37.8%
DYAL, GORDON E.                     USA          32,123,197            37.8%
EDWARDS, JEFFREY G.                 USA          32,123,170            37.8%
EGAN, GEORGE W.                     USA          32,123,404            37.8%
ELLMAN, MARK A.                     USA          32,122,947            37.8%
ENDROM, ELIZABETH M.                USA          32,123,385            37.8%
ENGLISH JR, FRANK E.                USA          32,123,575            37.8%
EPSTEIN, STUART J.                  USA          32,123,245            37.8%
ESAKI, HOWARD Y.                    USA          32,123,025            37.8%
ESPOSITO, JAMES S.                  USA          32,123,375            37.8%
ESSIG, KARL P.                      USA          32,125,049            37.8%
ESTES, SUSAN M.                     USA          32,123,407            37.8%
EVANS, R. BRADFORD                  USA          32,123,992            37.8%
EWELL, C. DANIEL                    USA          32,123,325            37.8%
FAGEN, ROBERT A.                    USA          32,122,947            37.8%
FALCO, DOMINICK F.                  USA          32,123,190            37.8%
FANG, KEVIN S.                      USA          32,123,274            37.8%
FANLO, IGNACIO J.                   USA          32,122,983            37.8%
FAN, LINDA C.                       USA          32,123,360            37.8%
FAWCETT, AMELIA C.                  USA          32,123,399            37.8%
FEDERICO, GIACOMO                   USA          32,122,959            37.8%
FEELEY, MARK J.                     USA          32,123,343            37.8%
FEIGELES, EDWARD M.                 USA          32,123,257            37.8%
FELDMANN, JOEL P.                   USA          32,122,947            37.8%
FELDMAN, KIRSTEN J.                Canada        32,123,665            37.8%
FELIX, RICHARD B.                   USA          32,123,932            37.8%
FELT, RONALD G.                     USA          32,123,337            37.8%
FERNANDEZ, HENRY A.                 USA          32,122,947            37.8%
FEUERMAN, KURT A.                   USA          32,123,416            37.8%
FIEDOREK, BRUCE D.                  USA          32,126,029            37.8%
FINNEGAN, DANIEL M.                 USA          32,123,206            37.8%
FINNICAN, PETER M.                  USA          32,123,343            37.8%
FISHER IV, GEORGE ROSS              USA          32,124,336            37.8%
FITZPATRICK, STEVEN B.              USA          32,123,296            37.8%
FLANNERY, HUGH J.                   USA          32,123,225            37.8%
FLEISCHER, SPENCER C.               USA          32,127,156            37.8%
FLOOD JR, EUGENE                    USA          32,123,437            37.8%
FLYNN, THOMAS J.                    USA          32,123,400            37.8%
FOLAND, STEVEN R.                   USA          32,122,947            37.8%
FOLEY, JOSEPH G.                    USA          32,123,136            37.8%
FOSTER, CEDRIC G.                   USA          32,123,854            37.8%
FOX, NIGEL                           UK          32,122,947            37.8%
FRALICK, JAMES S.                   USA          32,125,263            37.8%
FRANCESCOTTI, MARIO                  UK          32,139,487            37.8%
FRANCOIS-PONCET, ANDRE             France        32,122,947            37.8%
FRANK, ALEXANDER C.                 USA          32,123,320            37.8%
FREEMAN, IVAN K.                    USA          32,123,377            37.8%
FRIEDMAN, CATHERINE J.              USA          32,123,351            37.8%
FRIEDMAN, PHILIP W.                 USA          32,123,334            37.8%
FRIED, PETER C.                     USA          32,123,349            37.8%
FRIEND, WARREN H.                   USA          32,123,324            37.8%
FROST, RONALD X.                    USA          32,123,408            37.8%
FUKSMAN, IGOR S.                    USA          32,123,326            37.8%
FUNG, E. MICHAEL                 Hong Kong       32,122,947            37.8%
FUTAKI, AKIFUMI                    Japan         32,122,947            37.8%
GALBRAITH, EVAN G.                  USA          32,123,835            37.8%
GALE, ANDREW                         UK          32,122,947            37.8%
GALGANO, V. JAMES                   USA          32,123,405            37.8%
GALLAGHER, PAUL J.                  USA          32,123,565            37.8%
GALPER, MIRON                       USA          32,123,402            37.8%
GARBER, VICTOR S.                   USA          32,123,537            37.8%
GARONZIK, NEAL                      USA          32,159,414            37.8%
GARTIN, CLINTON G.                  USA          32,125,070            37.8%
GARTLAND, ROBERT F.                 USA          32,123,878            37.8%
GAULT, BERNARD                     France        32,122,947            37.8%
GENOVA, LISA A.                     USA          32,123,322            37.8%
GEORGE, PATRICK ROBERT             France        32,122,947            37.8%

GEORGE, TIMOTHY M.                  USA          32,123,780            37.8%
GHAFFARI, PAUL B.                   USA          32,123,055            37.8%
GIORGIO, MICHAEL C.                 USA          32,123,518            37.8%
GLASCOTT, JAMES D.                  USA          32,123,265            37.8%
GLASER, WILLIAM A.                  USA          32,123,075            37.8%
GLAS, MICHEL T.                    France        32,122,947            37.8%
GOLDBERG, ALAN E.                   USA          32,123,780            37.8%
GOLDSMITH, RICHARD A.               USA          32,123,376            37.8%
GOLDSTEIN, CAROL S.                 USA          32,123,312            37.8%
GOLDSTEIN, ROSS H.                  USA          32,123,365            37.8%
GORDON, DAVID J.                    USA          32,122,947            37.8%
GORDON, MARC W.                     USA          32,123,446            37.8%
GORDON-BROWN, PAUL D.                UK          32,122,947            37.8%
GORT, MICHAEL A.                    USA          32,123,373            37.8%
GOULD III, RICHARD G.               USA          32,133,533            37.8%
GRAHAM, JAMES R.                  Ireland        32,123,022            37.8%
GRANT, DENNIS G.                    USA          32,123,347            37.8%
GRAY, STEPHEN E.                     UK          32,122,947            37.8%
GRAY, GORDON S.                     USA          32,123,878            37.8%
GREENBERG, EDWARD M.                USA          32,122,947            37.8%
GREENSHIELDS, SIMON                  UK          32,123,511            37.8%
GREMONT, ARNAUD JEAN-MARIE         France        32,122,947            37.8%
GRISHAM, JAMES WAYNE                USA          32,123,398            37.8%
GROHSKOPF JR, ROBERT H.             USA          32,123,309            37.8%
GRONQUIST, CATHERINE D.             USA          32,123,998            37.8%
GROS, FRANCISCO R.A.               Brazil        32,122,947            37.8%
GRUPPO, DAVID M.                    USA          32,122,947            37.8%
GRZECZKA, KEITH L.                  USA          32,123,327            37.8%
GULLEY, MARK R.                     USA          32,123,383            37.8%
GUTHEIM, PAUL G.                    USA          32,123,425            37.8%
GYE, DAVID H.                        UK          32,122,947            37.8%
HADDAD, MICHAEL D.                  USA          32,123,281            37.8%
HAFFNER, LYNN CARLOS                USA          32,124,235            37.8%
HAGER, FRANCIS J.                   USA          32,123,347            37.8%
HALL II, PERRY E.                   USA          32,125,308            37.8%
HALL, C. BARROWS                    USA          32,123,736            37.8%
HAMILTON, PETER F.                  USA          32,123,403            37.8%
HAMMAR, BENGT                      Sweden        32,123,429            37.8%
HANEY, WILLIAM C.                   USA          32,123,976            37.8%
HANTHO, MARK A.                    Canada        32,122,947            37.8%
HAPPEL, MICHAEL A.                  USA          32,123,296            37.8%
HARA, FUSAO                        Japan         32,122,947            37.8%
HARDING, WILLIAM J.                 USA          32,122,947            37.8%
HARDY, MICHAEL W.                   USA          32,123,321            37.8%
HARLAND, CHRISTOPHER M.             USA          32,123,441            37.8%
HARMAN, WILLIAM R.                  USA          32,123,617            37.8%
HARPE, MICHAEL G.                  Canada        32,123,347            37.8%
HARRINGTON, ANNA R.                 USA          32,123,018            37.8%
HARRISON, MARK E.                    UK          32,123,765            37.8%
HASSEN, THOMAS E.                   USA          32,123,736            37.8%
HAVENS, JOHN P.                     USA          32,123,736            37.8%
HAYASHI, KAZUSHI                   Japan         32,122,947            37.8%
HAYES, MICHAEL A.                    UK          32,122,947            37.8%
HAYES, DAVID L.                     USA          32,123,206            37.8%
HAYTHE, DAVID O.                    USA          32,126,958            37.8%
HAY, MARIANNE LAING                  UK          32,122,947            37.8%
HEANEY, MICHAEL C.                  USA          32,123,285            37.8%
HEATH, STEPHEN M.                    UK          32,124,701            37.8%
HEGGLIN, DANIEL R.              Switzerland      32,127,661            37.8%
HEMEL, ERIC I.                      USA          32,123,117            37.8%
HENDEL, STUART J.                   USA          32,123,254            37.8%
HENDRY, DANIELE N.              Switzerland      32,122,947            37.8%
HENNESSY, ROBERT F.                 USA          32,123,445            37.8%
HEPBURN, JOHN K.                   Canada        32,136,261            37.8%
HEPP, STEFAN                      Germany        32,122,947            37.8%
HERSHY, ROBERT J.                   USA          32,123,274            37.8%
HERSKOVITZ, MICHAEL D.              USA          32,122,947            37.8%
HEYES, RICHARD C.                    UK          32,122,947            37.8%
HIGGINS, MICHAEL J.                 USA          32,123,318            37.8%
HIGGINS, WILLIAM X.                 USA          32,123,546            37.8%
HILL II, JOSEPH W.                  USA          32,123,632            37.8%
HILZENRATH, EUGENE B.               USA          32,123,384            37.8%
HINTZ, CHARLES B.                   USA          32,123,592            37.8%
HIRSCH, STEVEN E.                   USA          32,123,412            37.8%
HOCH, JAMES S.                      USA          32,123,351            37.8%
HOCH, KENNETH C.                    USA          32,123,402            37.8%
HOFFMAN, MICHAEL C.                 USA          32,123,346            37.8%
HOLLIHAN III, JOHN P.               USA          32,123,575            37.8%
HOLZSCHUH, JEFFREY R.               USA          32,123,467            37.8%
HONG, JUN K.                        USA          32,123,023            37.8%
HONIG, BARRY S.                     USA          32,122,947            37.8%

HOWELL, LAWRENCE M.                 USA          32,123,074            37.8%
HSIEH, JACKSON                      USA          32,122,947            37.8%
HULLAR, JOHN P.                     USA          32,123,611            37.8%
HUMPHERY, MARYE L.                   UK          32,122,947            37.8%
HUNEKE III, JOHN H.                 USA          32,123,489            37.8%
HUNTLEY, KRISTEN S.                 USA          32,123,325            37.8%
IMANISHI, JUN                      Japan         32,122,947            37.8%
IMRIE, BRIAN C.                    Canada        32,122,947            37.8%
IP, HONSUM                       Hong Kong       32,122,947            37.8%
IRISH, JOHN S.                      USA          32,123,240            37.8%
ISASI, LUIS                        Spain         32,123,953            37.8%
ISHIKAWA, HIROSHI                  Japan         32,122,947            37.8%
IVES, BRUCE S.                      USA          32,123,512            37.8%
JACKSON, PAUL J.                     UK          32,122,947            37.8%
JACOBS, DAVID A.                    USA          32,123,008            37.8%
JAMES, GEORGE MICHAEL               USA          32,131,029            37.8%
JANER, RAGNAR L.                    USA          32,122,977            37.8%
JANSON, MICHAEL M.                  USA          32,124,709            37.8%
JENKINS, PAUL R.                     UK          32,128,005            37.8%
JOHANSSON, JERKER M.               Sweden        32,123,271            37.8%
JOHNSON, MARGARET KINSLEY           USA          32,123,251            37.8%
JOHNSON, DAVID                      USA          32,126,382            37.8%
JOHNSON, R. SHELDON                 USA          32,123,780            37.8%
JOHNSON, NICHOLAS G.                 UK          32,122,947            37.8%
JONES, ALAN K.                      USA          32,122,972            37.8%
JONES, DONALD J.                    USA          32,123,368            37.8%
JONES, MARGARET K.                  USA          32,123,311            37.8%
JONES, ROBERT W.                    USA          32,125,378            37.8%
JOUHAR, KELVIN JAN                   UK          32,122,947            37.8%
JOYCE JR, RICHARD E.                USA          32,123,335            37.8%
JUTERBOCK, THOMAS M.                USA          32,124,036            37.8%
KAGEYAMA, TOSHIJI                  Japan         32,122,983            37.8%
KAITO, MASAO                       Japan         32,122,947            37.8%
KAMEN, ERIC M.                      USA          32,123,515            37.8%
KAMINS, HAROLD W.                   USA          32,123,242            37.8%
KANAMITSU, YASUO                   Japan         32,122,947            37.8%
KANI, TAKEO                        Japan         32,122,947            37.8%
KARCHES, PETER F.                   USA          32,124,004            37.8%
KARY, MARK R.                        UK          32,122,947            37.8%
KASANOFF, KATHRYN JONAS             USA          32,123,318            37.8%
KASSAN, ALAN                        USA          32,123,332            37.8%
KASSIN, PHILIP                      USA          32,123,476            37.8%
KATSIHTIS, PAUL E.                  USA          32,123,240            37.8%
KAUFFMAN, RICHARD L.                USA          32,123,036            37.8%
KEANE, MICHAEL DAVID                 UK          32,122,947            37.8%
KELLEHER, COLM THOMAS                UK          32,122,947            37.8%
KELLEY, SCOTT M.                    USA          32,123,325            37.8%
KELLEY, SEAN P.                     USA          32,122,947            37.8%
KELLNER, PETER L.                   USA          32,126,670            37.8%
KELLY, GEORGE J.                    USA          32,123,480            37.8%
KELLY, TIMOTHY D.                   USA          32,123,384            37.8%
KENT, DAVID S.                   Australia       32,122,947            37.8%
KENT, RONALD S.                      UK          32,125,149            37.8%
KHADJAVI, LAYA                      Iran         32,123,300            37.8%
KIDWELL, JEFFREY S.                 USA          32,123,380            37.8%
KIHLE, DAG                         Norway        32,125,133            37.8%
KIMAK, MARK M.                      USA          32,123,425            37.8%
KIMBALL, PAUL G.                    USA          32,123,878            37.8%
KIMEDA, TOSHIO                     Japan         32,122,964            37.8%
KINDRED, JONATHAN B.                USA          32,123,377            37.8%
KINGSTON III, DOUGLAS P.            USA          32,123,323            37.8%
KING, GEORGE                        USA          32,123,463            37.8%
KINKEAD, BRIAN M.                   USA          32,123,350            37.8%
KIRKLAND, DEREK G.                  USA          32,123,377            37.8%
KISHIMOTO, SATOSHI                 Japan         32,123,306            37.8%
KITTS, ROBERT W.                    USA          32,122,947            37.8%
KNEISEL, WILLIAM J.                 USA          32,127,612            37.8%
KOEDERITZ, CANDICE E.               USA          32,123,796            37.8%
KOENEN, AUSTIN V.                   USA          32,123,691            37.8%
KOERLING, HEINRICH                Germany        32,129,375            37.8%
KOHNHORST, ADOLF                Netherlands      32,122,947            37.8%
KOLLAR, JOHN S.                     USA          32,123,059            37.8%
KOON, MAY                           USA          32,122,947            37.8%
KOPPENOL, ROBERT G.                 USA          32,123,324            37.8%
KOURAKOS JR, WILLIAM                USA          32,123,415            37.8%
KRAMMER, MARLENE G.                 USA          32,123,393            37.8%
KRAUSE, PETER C.                    USA          32,125,946            37.8%
KREITLER JR, CARL J.                USA          32,123,258            37.8%
KRESSNER, J. THOMAS                Sweden        32,125,567            37.8%
KROM III, FREDERICK B.              USA          32,123,607            37.8%
KRONENBERG, ANNE C.                 USA          32,123,322            37.8%

KUPFERBERG, BARRY D.                USA          32,123,296            37.8%
KUPHALL, GRANT F.                   USA          32,123,397            37.8%
KURTZ, PATRICIA A.                  USA          32,123,430            37.8%
KUSHMA, DEBRA A.F.                  USA          32,123,144            37.8%
LA ROCHE, ELAINE                    USA          32,123,878            37.8%
LADD, SUSAN C.                      USA          32,123,357            37.8%
LAFAMAN, JAMES T.                   USA          32,123,310            37.8%
LAL, NAINA                         India         32,122,947            37.8%
LAMOUNTAIN, JON                     USA          32,123,421            37.8%
LANCKSWEERT, DOMINIQUE            Belgium        32,123,839            37.8%
LANDERS JR, JOHN Q.                 USA          32,123,251            37.8%
LANDI, ANTHONY J.                   USA          32,123,929            37.8%
LANDMAN, DAVID                      USA          32,123,396            37.8%
LANDRY, CHRISTINA M.                USA          32,124,024            37.8%
LANDRY, BRENDA LEE                  USA          32,125,584            37.8%
LANGSAM, JOSEPH A.                  USA          32,123,523            37.8%
LANZA, ROBERT W.                    USA          32,123,767            37.8%
LAP, MICHIEL P.                 Netherlands      32,122,947            37.8%
LARKINS, GARY T.                    USA          32,123,482            37.8%
LARSON, ERIC J.                     USA          32,123,130            37.8%
LASHENDOCK, MICHAEL J.              USA          32,123,362            37.8%
LATAINER, GARY D.                   USA          32,123,622            37.8%
LATIF, NADIR S.                      UK          32,122,947            37.8%
LAURENS, JEAN-LOUIS                France        32,122,947            37.8%
LAXMI, JOHN S.                      USA          32,123,707            37.8%
LAYNG, JOHN G.                      USA          32,123,419            37.8%
LEACH, BRIAN                        USA          32,123,394            37.8%
LEBLANC, PAUL L.                    USA          32,123,381            37.8%
LEBOWITZ, MICHAEL                   USA          32,123,373            37.8%
LEFKOWITZ, ROBERT M.                USA          32,122,947            37.8%
LEIMER, WILLI KURT                Austria        32,122,947            37.8%
LEITCH, DONALD S.                   USA          32,123,347            37.8%
LENOWITZ, SCOTT J.                  USA          32,122,947            37.8%
LEVINE, JOSHUA S.                   USA          32,123,435            37.8%
LEVIN, DEBRA J.                     USA          32,123,121            37.8%
LEVY, THOMAS A.                     USA          32,123,225            37.8%
LEWIS JR, WILLIAM M.                USA          32,123,736            37.8%
LEWIS, RICHARD GRAHAM                UK          32,122,947            37.8%
LIANG, JAMES L.                     USA          32,123,025            37.8%
LICHNER, JEANNETTE A.               USA          32,123,269            37.8%
LIM, CHIN Y.                      Malaysia       32,123,180            37.8%
LIM, EDWIN R.                   Philippines      32,122,947            37.8%
LINDSAY, IAN E.                      UK          32,123,137            37.8%
LIPPMANN, MARIANNE J.               USA          32,123,428            37.8%
LIPTON, STEPHEN C.                   UK          32,122,947            37.8%
LITTLE, JAMES W.                    USA          32,123,212            37.8%
LIU, JIALIN                        China         32,123,050            37.8%
LIU, ANDREW Y.S.                     UK          32,127,236            37.8%
LIU, THEODORE EM-PO                 USA          32,122,984            37.8%
LLOYD, ELAINE C.                    USA          32,123,478            37.8%
LOARIE, ROBERT J.                   USA          32,123,111            37.8%
LOCOSA, LAURA E.                    USA          32,123,306            37.8%
LODEN, NEIL ANDREW                   UK          32,122,947            37.8%
LORENTZEN, KENT R.                  USA          32,124,522            37.8%
LOURIE, JONATHAN H.                 USA          32,123,234            37.8%
LOVE, LAWRENCE THOMAS               USA          32,122,947            37.8%
LUCAYA, JORGE                      Spain         32,122,947            37.8%
LUND, DAVID                         USA          32,123,407            37.8%
LUTZ, MERRITT M.                    USA          32,122,947            37.8%
LYCHE, EINAR OLOF                  Norway        32,122,947            37.8%
LYCHE, IVER                         USA          32,123,372            37.8%
LYLES JR, RAY V.                    USA          32,123,562            37.8%
LYNCH, ELIZABETH W.                 USA          32,123,273            37.8%
MACCHIAVERNA, GLENN J.              USA          32,123,215            37.8%
MACDONALD, GAVIN L.                  UK          32,122,947            37.8%
MACKIN, JOHN J.                     USA          32,123,463            37.8%
MAGEE, STEVEN G.                    USA          32,123,378            37.8%
MAGUIRE, J. ROBERT                  USA          32,123,396            37.8%
MAHONEY, JAMES P.                   USA          32,123,595            37.8%
MAHON, JAMES J.                     USA          32,124,280            37.8%
MAINEY, RICHARD E.                  USA          32,122,947            37.8%
MAIT, MICHELE M.                    USA          32,124,112            37.8%
MALONE, CHRISTIAN B.                USA          32,123,373            37.8%
MAMDANI, MAHMOUD A.                 USA          32,123,501            37.8%
MANGINO, GARY J.                    USA          32,123,370            37.8%
MANGI, JOSEPH A.                    USA          32,123,441            37.8%
MANSON, CHRISTOPHER J.J.            USA          32,122,998            37.8%
MARATOS, JASON G.                  Greece        32,122,947            37.8%
MARKS, KENNETH R.                   USA          32,123,728            37.8%
MARKWALTER JR, JOHN S.              USA          32,123,266            37.8%
MARTINEZ, LOURDES LINDEN            USA          32,123,619            37.8%

MASSEY, STEWART R.                  USA          32,123,394            37.8%
MASSOT, SYLVAIN P.                 France        32,122,947            37.8%
MASUCCI, FERDINAND D.               USA          32,123,510            37.8%
MATSCHULLAT, ROBERT W.              USA          32,124,004            37.8%
MAUDE, FRANCIS ANTHONY               UK          32,122,947            37.8%
MAXWELL, PHILIP MOULTON          Australia       32,122,947            37.8%
MAYERS, LAURIE N.                   USA          32,123,427            37.8%
MAYER, KIMBALL P.                   USA          32,123,325            37.8%
MAYNARD JR, WALTER                  USA          32,123,526            37.8%
MAYOROS, ALAN E.                    USA          32,123,335            37.8%
MAZZILLI, PAUL J.                   USA          32,125,573            37.8%
MAZZUCCHELLI, MARCO G.             Italy         32,122,947            37.8%
MCARTHUR, JAMES                 New Zealand      32,122,947            37.8%
MCCARTHY, ANTHONY P.                USA          32,123,512            37.8%
MCCOMBE, WILLIAM D.              Australia       32,123,402            37.8%
MCCONNELL, JOSEPH M.                USA          32,124,374            37.8%
MCDONNELL GAIL P.                   USA          32,122,994            37.8%
MCDONOUGH, PATRICK J.               USA          32,123,325            37.8%
MCGEEHAN, JOHN D.                   USA          32,123,374            37.8%
MCGUINNESS, NANCY A.                USA          32,123,052            37.8%
MCILROY, WILLIAM                    USA          32,123,230            37.8%
MCLAUGHLIN, GREGORY                 USA          32,123,878            37.8%
MCMAHON, WILLIAM C.                 USA          32,124,458            37.8%
MCMANUS, THOMAS M.                  USA          32,123,128            37.8%
MEEKER, MARY G.                     USA          32,123,145            37.8%
MERLIS, SCOTT F.                    USA          32,124,006            37.8%
MERRITT, PETER G.                   USA          32,123,256            37.8%
MERSON, VLADIMIR                    USA          32,123,385            37.8%
METZLER, ROBERT A.                  USA          32,123,929            37.8%
MEYER, JOSEPH F.                    USA          32,123,375            37.8%
MEYER, ROBERT L.                    USA          32,123,213            37.8%
MEYER, BRUCE A.                     USA          32,124,801            37.8%
MIAO, EUGENE A.                     USA          32,123,325            37.8%
MICHNOWICH, SALVATORE E.            USA          32,123,937            37.8%
MICIONI, PETER J.                   USA          32,123,252            37.8%
MILLER, FREDERIC A.                 USA          32,123,305            37.8%
MILLER, PAUL S.                     USA          32,123,459            37.8%
MILUNOVICH, STEVEN M.               USA          32,123,141            37.8%
MIN, EUOO SUNG                     Korea         32,122,947            37.8%
MINTON, PETER A.                    USA          32,123,152            37.8%
MINTZ, DANIEL R.                    USA          32,123,296            37.8%
MIRABILE, KEVIN R.                  USA          32,123,333            37.8%
MISSETT, BRUCE M.                   USA          32,123,343            37.8%
MIZEN, GREG E.                      USA          32,123,371            37.8%
MLOTOK, PAUL D.                     USA          32,123,540            37.8%
MOECKEL, ALFRED KARL-HEINZ        Germany        32,122,947            37.8%
MOELLER, SCOTT D.                   USA          32,123,463            37.8%
MOLE, MARIE L.                      USA          32,123,326            37.8%
MOLLOY, WILLIAM S.                  USA          32,123,736            37.8%
MOONIER, JAMES F.                   USA          32,123,334            37.8%
MOORE JR, DONALD A.                 USA          32,123,878            37.8%
MOORE,DUNCAN CHARLES                 UK          32,122,947            37.8%
MCNAUGHT MORAN, JOHN G.             USA          32,123,591            37.8%
MORE, DANIEL B.                     USA          32,122,955            37.8%
MORGAN, DAVID H.                     UK          32,122,947            37.8%
MORPHETT, JONATHAN G.               USA          32,123,551            37.8%
MORTIMER, PATRICK J.                USA          32,123,299            37.8%
MOSCATI, LEONARD F.                 USA          32,123,403            37.8%
MOURRE, MARC                       France        32,123,657            37.8%
MOZER, FRANCINE L.                  USA          32,123,402            37.8%
MUELLER III, JOHN M.                USA          32,123,242            37.8%
MULLANEY, BRIAN V.                  USA          32,123,317            37.8%
MULLER, PETER                       USA          32,123,034            37.8%
MULLER, THOMAS R.                   USA          32,123,481            37.8%
MULLIN, SEAN C.V.                  Canada        32,123,296            37.8%
MUNARI, ANDREA                     Italy         32,122,947            37.8%
MUNEMURA, KENJI                    Japan         32,122,947            37.8%
MUNGER, STEPHEN R.                  USA          32,123,496            37.8%
MURPHY, DEVIN I.                    USA          32,123,113            37.8%
MURPHY, CHARLES W.                  USA          32,123,240            37.8%
MURPHY, DANIEL H.                   USA          32,123,425            37.8%
MURPHY, DAVID J.                    USA          32,123,419            37.8%
MURPHY, KEVIN C.                    USA          32,123,354            37.8%
MURRAY, ANTHONY                      UK          32,122,947            37.8%
MURRAY, PETER J.                     UK          32,122,947            37.8%
MURRAY, EILEEN K.                   USA          32,123,469            37.8%
MURRAY, MIRIAM E.                   USA          32,123,518            37.8%
NADOSY, PETER                       USA          32,123,929            37.8%
NAKADA, KENJI                      Japan         32,122,947            37.8%
NAKAGAWA, HIROSHI                  Japan         32,122,947            37.8%
NASON, PETER G.                     USA          32,123,187            37.8%

NAYLOR, MARGARET P.                  UK          32,122,947            37.8%
NEAMTU, ALEXANDER                   USA          32,124,416            37.8%
NEEDHAM, PETER A.                   USA          32,123,696            37.8%
NELSON, THOMAS R.                   USA          32,124,746            37.8%
NEUBERGER, MARK A.                  USA          32,123,258            37.8%
NEUBOHN, NANEEN H.                  USA          32,123,780            37.8%
NEUWIRTH, DAVID N.                  USA          32,123,277            37.8%
NEWCOMB, PHILIP V.                  USA          32,123,329            37.8%
NEWHOUSE, STEPHAN F.                USA          32,123,780            37.8%
NEWMAN, DAVID F.                    USA          32,123,380            37.8%
NICOL, DAVID                         UK          32,125,298            37.8%
NIEHAUS, CHRISTOPHER J.             USA          32,123,451            37.8%
NIEHAUS, ROBERT H.                  USA          32,125,186            37.8%
NOSSEIR, AMR M.                     USA          32,123,211            37.8%
NOTLEY, SEAN J.                      UK          32,122,947            37.8%
NOUJAIM, ALEXANDER J.               USA          32,123,235            37.8%
OBERLIN, DANA M.                    USA          32,123,364            37.8%
O'BRIEN, DONALD S.                  USA          32,123,403            37.8%
O'BRIEN, JAMES M.                   USA          32,123,416            37.8%
OCAMPO, EDWARD J.                   USA          32,123,212            37.8%
ODESCALCHI, CHARLES MARK             UK          32,122,947            37.8%
OELERICH III, FRANCIS J.            USA          32,123,347            37.8%
O'FLYNN, THOMAS M.                  USA          32,123,347            37.8%
O'FRIEL, MARK L.                    USA          32,123,065            37.8%
O'HARE, MICHAEL T.                  USA          32,123,421            37.8%
O'KEEFE, WILLIAM B.                 USA          32,123,505            37.8%
OKUSU, TAIJI                       Japan         32,122,947            37.8%
O'LEARY, WILLIAM F.                 USA          32,124,149            37.8%
OLESKY, JONATHAN D.                 USA          32,123,317            37.8%
OLSEN, WARREN                       USA          32,123,471            37.8%
ONUMA, TAKASHI                     Japan         32,123,160            37.8%
OREM, JOHN R.                       USA          32,123,296            37.8%
ORMEROD, MARK                        UK          32,122,947            37.8%
OVERLANDER, KEITH F.                USA          32,123,099            37.8%
OYARBIDE, CARLOS ALFONSO           Spain         32,122,947            37.8%
OZEKI, TOSHIO                       USA          32,123,488            37.8%
PACE, JOANNE                        USA          32,123,015            37.8%
PAGLIARI, MICHAEL                    UK          32,122,947            37.8%
PALMIOTTI, JOSEPH C.                USA          32,123,284            37.8%
PANDIT, VIKRAM S.                  India         32,123,736            37.8%
PANNELL, CAROL AMANDA                UK          32,122,947            37.8%
PARKER, ANDREW M.                   USA          32,123,184            37.8%
PARKER, KEVIN E.                    USA          32,123,541            37.8%
PARR, GARY W.                       USA          32,122,947            37.8%
PASCIUCCO, GERARD                   USA          32,123,351            37.8%
PASTRANA, GEORGE                    USA          32,123,112            37.8%
PATEL, MUKESH D.                    USA          32,123,342            37.8%
PATE, BRUCE A.                      USA          32,123,182            37.8%
PATTEN, VEESWANADEN R.           Mauritius       32,122,947            37.8%
PAVONCELLI, RICCARDO               Italy         32,122,947            37.8%
PECORI GIRALDI, GALEAZZO           Italy         32,125,419            37.8%
PELGRIFT, JAMES D.                  USA          32,123,927            37.8%
PELLECCHIO, RALPH L.                USA          32,123,536            37.8%
PELOSKY JR, ROBERT J.               USA          32,123,157            37.8%
PENINGTON, MICHAEL                   UK          32,123,273            37.8%
PENWELL, STEPHEN B.                 USA          32,123,203            37.8%
PEREIRA, IAN C.T.                  Kenya         32,123,117            37.8%
PEREIRA, PAULO C.                 Portugal       32,122,947            37.8%
PERELLA, JOSEPH R.                  USA          32,122,969            37.8%
PETERSON, C. SCOTT                  USA          32,123,262            37.8%
PETERSON, WAYNE D.                  USA          32,123,368            37.8%
PETERS, HANS PETER                Germany        32,122,947            37.8%
PETERY, ANDRAS R.                   USA          32,123,878            37.8%
PETITGAS, FRANCK R.                 USA          32,122,966            37.8%
PETRICK, MICHAEL J.                 USA          32,123,280            37.8%
PETRILLI, ANTHONY M.                USA          32,123,348            37.8%
PETRI, LAWRENCE M.                  USA          32,123,413            37.8%
PETROW, CHRISTOPHER G.              USA          32,123,378            37.8%
PHILLIPS, CRAIG S.                  USA          32,122,947            37.8%
PIDDEN, ANDREW F.                    UK          32,122,947            37.8%
PLACENTRA, DANIEL R.                USA          32,123,275            37.8%
PLATT, RUSSELL C.                   USA          32,123,351            37.8%
POCHTAR, ELAINE N.                  USA          32,123,393            37.8%
POOR, DAVID B.                      USA          32,123,459            37.8%
POPE, PATRICIA                      USA          32,123,143            37.8%
PORTE, THIERRY G.                   USA          32,125,764            37.8%
PORTOGALLO, RICHARD                 USA          32,123,373            37.8%
POULOS, PERRY                       USA          32,123,378            37.8%
POULTON, ROGER                       UK          32,123,421            37.8%
PRATT, FRANK T.                     USA          32,123,878            37.8%
PRINCE, SCOTT S.                    USA          32,123,188            37.8%

PUTCHA, RAMAKRISHNA N.              USA          32,123,422            37.8%
PUTTERMAN, JULES B.                 USA          32,123,150            37.8%
QUARTNER, DOUGLAS M.                USA          32,125,413            37.8%
QUATTRONE, FRANK P.                 USA          32,123,624            37.8%
QUERY JR, JAMES B.                  USA          32,123,332            37.8%
RABIN, MICHAEL D.                   USA          32,123,094            37.8%
RAFFEL, ANDREAS                   Germany        32,122,947            37.8%
RAMAKRISHNAN, GURU K.              India         32,123,300            37.8%
RANDOLPH III, GUY D.                USA          32,123,300            37.8%
RANKINE, NIGEL J.                    UK          32,122,947            37.8%
RANKOWITZ, MICHAEL L.               USA          32,123,549            37.8%
RAULT III, JOSEPH M.                USA          32,123,624            37.8%
RAVITZ, LESLIE C.                   USA          32,123,141            37.8%
REEKE, GAIL HUNT                    USA          32,124,515            37.8%
REFVIK, OLAV N.                    Norway        32,123,233            37.8%
REID, WILLIAM R.                    USA          32,123,074            37.8%
REILLY, TIMOTHY B.                  USA          32,123,419            37.8%
REILLY, CHRISTINE I.                USA          32,123,587            37.8%
REIS, NORBERT J.                  Germany        32,122,947            37.8%
REMEC, MARKO C.                     USA          32,123,441            37.8%
RENEHAN, DAVID                      USA          32,123,878            37.8%
RENTON, STEPHEN                      UK          32,126,387            37.8%
RESTAINO, PAOLO ANTHONY            Italy         32,122,947            37.8%
REVELLI, PAOLO                     Italy         32,122,947            37.8%
REYNOLDS, RALPH F.                  USA          32,123,192            37.8%
RICHARDSON, BLAIR E.               Canada        32,123,736            37.8%
RICHARDSON, GERALD P.               USA          32,123,437            37.8%
RICHARDS, DRUCILLA A.               USA          32,122,947            37.8%
RICHTER, MARIA DEL CARM            Panama        32,123,008            37.8%
RIEFLER, LINDA H.                   USA          32,123,250            37.8%
RIEPER, ALAN G.                     USA          32,122,993            37.8%
RILEY, THOMAS R.                    USA          32,123,594            37.8%
ROACH, STEPHEN S.                   USA          32,123,463            37.8%
ROBBINS, DAVID I.                   USA          32,123,329            37.8%
ROBERT, PETER                       USA          32,122,947            37.8%
ROBERTS, JOHN A.                     UK          32,123,385            37.8%
ROBEY, SIMON C.                      UK          32,122,947            37.8%
ROBINO, CHRISTOPHER M.              USA          32,123,221            37.8%
ROBINSON, JOHN D.                   USA          32,123,350            37.8%
RODMAN, KEVIN L.                    USA          32,123,387            37.8%
ROHRBACH III, CLAYTON J.            USA          32,123,929            37.8%
ROOKWOOD, MARK S.                   USA          32,123,259            37.8%
ROSEMAN, CAREN R.                   USA          32,123,722            37.8%
ROSENTHAL, RICHARD S.               USA          32,123,429            37.8%
ROSENTHAL, NORMAN                   USA          32,123,587            37.8%
ROSENTHAL, ANDREW                   USA          32,122,947            37.8%
ROSE, ANTHONY                        UK          32,122,947            37.8%
ROWE, TAMSIN E.E.                    UK          32,122,947            37.8%
ROWLEY, ANDREW F.                   USA          32,123,632            37.8%
RUDOLPH, SIMON                       UK          32,122,947            37.8%
RUNDE, JAMES A.                     USA          32,123,888            37.8%
RUSSINELLI, THOMAS W.               USA          32,123,382            37.8%
RYAN, ROBERT J.                    Canada        32,123,070            37.8%
SACHS, NED R.                       USA          32,126,496            37.8%
SAITO, MAKOTO                      Japan         32,122,947            37.8%
SAKIMA, GLENN J.                    USA          32,123,320            37.8%
SALANT, MARSHAL L.                  USA          32,123,441            37.8%
SALZMAN, JEFFREY H.                 USA          32,123,878            37.8%
SAMA, ALOK                          USA          32,123,325            37.8%
SANDBERG, BRUCE R.                  USA          32,123,413            37.8%
SANDLING III, M. JAMES              USA          32,123,355            37.8%
SARGENT, ROBERT A.                   UK          32,122,947            37.8%
SASAKI, MAMI                       Japan         32,122,947            37.8%
SAUNDERS, RICHARD J.                 UK          32,122,947            37.8%
SAXE, SUSAN E.                      USA          32,123,397            37.8%
SAXTON, THOMAS J.                   USA          32,123,293            37.8%
SCHAAFF JR, HAROLD J.               USA          32,123,347            37.8%
SCHEUER, ALAN                       USA          32,122,976            37.8%
SCHIEFFELIN, ALLISON                USA          32,123,249            37.8%
SCHLESINGER, DONALD E.              USA          32,123,253            37.8%
SCHLUETER, JAMES B.                 USA          32,123,324            37.8%
SCHNEIDER, DONALD J.                USA          32,123,403            37.8%
SCHUETTLER, HANS JOERG            Germany        32,122,947            37.8%
SCHWARTZ, RICHARD C.                USA          32,122,947            37.8%
SCHWEITZER, SAMUEL                  USA          32,123,472            37.8%
SCOTT, ANDREW C.                    USA          32,123,502            37.8%
SCOTT, CHARLES H.                    UK          32,126,049            37.8%
SCOTT, ROBERT G.                    USA          32,124,004            37.8%
SEAH, KIAT SENG                  Singapore       32,122,947            37.8%
SEIGEL, MARK A.                     USA          32,124,936            37.8%
SEKARAN, RAJAN                      USA          32,122,947            37.8%

SEN, BIDYUT C.                     India         32,123,736            37.8%
SETHI, VINOD R.                     USA          32,123,177            37.8%
SEXAUER, STEPHEN C.                 USA          32,123,330            37.8%
SEXTON, O. GRIFFITH                 USA          32,123,929            37.8%
SHAH, DHIREN H.                     USA          32,123,377            37.8%
SHAPIRO, JOHN A.                    USA          32,123,599            37.8%
SHAY, DEWEY K.                      USA          32,123,347            37.8%
SHEAR, NEAL A.                      USA          32,123,780            37.8%
SHEA, THOMAS J.                     USA          32,123,358            37.8%
SHEA, DENNIS F.                     USA          32,124,029            37.8%
SHELTON, RICHARD DAVID              USA          32,123,220            37.8%
SHEN, BING                         China         32,123,477            37.8%
SHERVA, DENNIS G.                   USA          32,123,929            37.8%
SHORT, CHARLES B.                   USA          32,123,433            37.8%
SHORT, MARIUM A.                    USA          32,123,420            37.8%
SICA, FRANK                         USA          32,123,780            37.8%
SIMONIAN, JON D.                    USA          32,126,408            37.8%
SINE, JEFFREY A.                    USA          32,123,459            37.8%
SINE, THOMAS                        USA          32,123,364            37.8%
SIPPRELLE, DWIGHT D.                USA          32,123,449            37.8%
SIPPRELLE, SCOTT M.                 USA          32,123,231            37.8%
SITARZ, PAUL J.                     USA          32,123,416            37.8%
SITLINGTON, JAMES R. III            USA          32,122,947            37.8%
SKERRITT, SUSAN E.                  USA          32,122,947            37.8%
SKIBA, JACK L.                      USA          32,123,427            37.8%
SLADKUS, MARK H.                    USA          32,123,690            37.8%
SLAINE, DAVID R.                    USA          32,123,382            37.8%
SLESS, HENRY J.                      UK          32,122,947            37.8%
SMITH, ROBERT M.                    USA          32,122,947            37.8%
SMITH, CHARISSA H.                  USA          32,123,387            37.8%
SMITH, JUDITH A.                    USA          32,123,575            37.8%
SMITH, MICHAEL K.                   USA          32,123,206            37.8%
SMITH, PAUL E.                      USA          32,123,380            37.8%
SONNENBORN, MONROE R.               USA          32,123,579            37.8%
SORELL, MICHAEL                     USA          32,122,947            37.8%
SORREL, LAWRENCE B.                 USA          32,123,351            37.8%
SOTER, ARTHUR P.                    USA          32,123,767            37.8%
SPECTOR, ALVIN H.                   USA          32,123,674            37.8%
SPELLMAN, MICHAEL F.                USA          32,123,463            37.8%
SPENCE, ANTHONY D.                   UK          32,122,947            37.8%
SPITZLEY, RAY L.                    USA          32,122,994            37.8%
SPOSITO, CLAUDIO                   Italy         32,122,947            37.8%
STEIN, JENS-PETER                 Germany        32,123,015            37.8%
STEWART, TIMOTHY DONALD          Australia       32,122,947            37.8%
STEWART, JOHN R.                    USA          32,123,624            37.8%
STOCKMAN, MICHAEL G.                USA          32,122,947            37.8%
STOCKWELL, DAVID W.                  UK          32,123,410            37.8%
STONEHILL, CHARLES                   UK          32,126,472            37.8%
STONE, DUNCAN R.                     UK          32,122,947            37.8%
STOTT, PETER                         UK          32,125,137            37.8%
STRAUS, JOHN A.                     USA          32,123,489            37.8%
STRONG, WILLIAM H.                  USA          32,123,074            37.8%
STRUBLE, K. LYNN MEDLIN             USA          32,123,335            37.8%
STUDZINSKI, JOHN J.                 USA          32,126,526            37.8%
STURZENEGGER, RONALD D.             USA          32,123,347            37.8%
STUX, IVAN E.                       USA          32,123,510            37.8%
STYNES, JAMES B.                    USA          32,124,217            37.8%
SUZUKI, HIROHIKO                   Japan         32,122,947            37.8%
SWEENEY, FRANCIS J.                 USA          32,123,375            37.8%
SWIFT, RICHARD W.                   USA          32,123,535            37.8%
SZILASI, WILLIAM J.                 USA          32,123,514            37.8%
TAGGART, RICHARD G.                 USA          32,123,299            37.8%
TAKASUGI, TETSUO                   Japan         32,123,319            37.8%
TANNER, JAMES L.                    USA          32,126,857            37.8%
TAN, TOMMY CHIN-CHIU              Thailand       32,122,947            37.8%
TARADASH, MICHAEL H.                USA          32,123,244            37.8%
TARIKA, ROGER C.                    USA          32,123,460            37.8%
TAUBMAN, PAUL J.                    USA          32,123,351            37.8%
TAYLOR, DAVID J.                    USA          32,123,331            37.8%
TAYLOR, ROSS                         UK          32,125,998            37.8%
TELL, MARTIN R.                     USA          32,123,285            37.8%
THARNSTROM, CHARLES A.              USA          32,123,321            37.8%
THEES, THOMAS M.                    USA          32,123,428            37.8%
THOMAS, OWEN D.                     USA          32,123,325            37.8%
THOMAS, PHILIP M.                    UK          32,122,947            37.8%
THOMAS, RICHARD H.                   UK          32,123,645            37.8%
THORMAN, WALTER E.                  USA          32,123,381            37.8%
TIERNEY, RAYMOND M. III             USA          32,122,947            37.8%
TILLEY, JAMES A.                   Canada        32,123,780            37.8%
TOMINAGA, HIROSHI                  Japan         32,122,947            37.8%
TOPPER, DAVID J.                    USA          32,123,496            37.8%

TOROP, ROBERT                       USA          32,123,312            37.8%
TOWSE, ROBERT C.                    USA          32,123,736            37.8%
TRACY, JOHN M.                      USA          32,123,384            37.8%
TRAPP, GORAN PAR                   Sweden        32,122,947            37.8%
TRENCHARD, DAVID F.                  UK          32,122,947            37.8%
TSAI, ANDREW S.                  Hong Kong       32,122,947            37.8%
TUFARIELLO, ANTHONY B.              USA          32,123,299            37.8%
TULP, ALLAN J.                      USA          32,123,407            37.8%
TWIST, CAROLYN M.                    UK          32,123,468            37.8%
TYNAN, BRENDAN TIMOTHY               UK          32,127,196            37.8%
UVA, MICHAEL D.                     USA          32,123,386            37.8%
VADALA JR, CHARLES F.               USA          32,123,812            37.8%
VALLET, JUAN M.                     USA          32,123,262            37.8%
VAN AMSON, GEORGE L.                USA          32,123,036            37.8%
VAN DYKE V, HENRY                   USA          32,123,347            37.8%
VAN NIEUWENHUIZEN, JAN L.       Netherlands      32,122,947            37.8%
VANDERCAR, ERIC M.                  USA          32,123,304            37.8%
VAROLI, CORRADO P.                 Canada        32,123,253            37.8%
VAUGHAN, GREGORY V.                 USA          32,123,206            37.8%
VIVEASH, F. THOMAS                   UK          32,128,480            37.8%
VON ARENTSCHILDT, CHARLES           USA          32,123,474            37.8%
VON NATHUSIUS, FRIEDRICH          Germany        32,122,947            37.8%
VON SCHRODER, BENEDIKT            Germany        32,123,385            37.8%
VON UFFEL, GEORGE KURT              USA          32,124,306            37.8%
VONDERHEIDE, MARK L.                USA          32,123,001            37.8%
VOREYER, ROBERT J.                  USA          32,123,292            37.8%
VOUTE, GUSTAVE A.               Netherlands      32,124,142            37.8%
VRCELJ, STEVAN                   Australia       32,122,947            37.8%
WADSWORTH JR, JOHN S.               USA          32,124,004            37.8%
WAGER, MALCOLM                       UK          32,122,947            37.8%
WAGNER, GLENN N.                    USA          32,123,164            37.8%
WAHL, FREDERICK J.                  USA          32,123,302            37.8%
WAKAMOTO, HIDENORI                 Japan         32,122,947            37.8%
WALLACE, EILEEN S.                  USA          32,123,378            37.8%
WALSH JR, FREDERICK R.              USA          32,123,543            37.8%
WALSH, MARK K.                      USA          32,123,403            37.8%
WALKER, SIR DAVID ALAN               UK          32,122,947            37.8%
WANG, HUEY C.                       USA          32,122,947            37.8%
WARD, P. STEWART                    USA          32,123,361            37.8%
WARD, J. STEVEN                      UK          32,238,477            37.9%
WARNER, PHILIP WARD                 USA          32,123,569            37.8%
WARREN, DAVID R.                    USA          32,122,947            37.8%
WASSON, DAVID F.                    USA          32,123,647            37.8%
WATERS, STEPHEN M.                  USA          32,123,885            37.8%
WATSON, GORDON O.                   USA          32,123,384            37.8%
WAXMAN, SCOTT                       USA          32,123,182            37.8%
WEAVER, IAN L.                       UK          32,122,947            37.8%
WEBER, JON F.                       USA          32,123,108            37.8%
WEBLEY, JOHN                         UK          32,124,131            37.8%
WEIANT, WILLIAM M.                  USA          32,122,947            37.8%
WELLEMEYER, JOHN C.                 USA          32,127,262            37.8%
WENDELL, JONATHAN P.                USA          32,126,965            37.8%
WESTERFIELD, JOHN                   USA          32,123,071            37.8%
WESTERINK, ERIK J.              Netherlands      32,122,947            37.8%
WESTON, MICHAEL A.              New Zealand      32,122,947            37.8%
WHALEN, PATRICK J.                  USA          32,123,144            37.8%
WHELAN, THOMAS B.                   USA          32,123,736            37.8%
WHITEHAND, ROBERT C.                 UK          32,130,365            37.8%
WHITE, WILLIAM H.                   USA          32,123,296            37.8%
WHITE, KATHLEEN E.                  USA          32,122,947            37.8%
WIEN, BYRON R.                      USA          32,123,878            37.8%
WILEY, JANET M. DESEL               USA          32,124,008            37.8%
WILLIAMS, JEFFREY P.                USA          32,123,780            37.8%
WILLNER, ANDREW D.                   UK          32,122,947            37.8%
WILSON, KIRK R.                     USA          32,123,377            37.8%
WINNINGTON-INGRAM, REBECCA S.        UK          32,122,947            37.8%
WINTER, ARTHUR J. III               USA          32,122,947            37.8%
WINTERS, PHILIP W.                  USA          32,123,526            37.8%
WIPF, THOMAS G.                     USA          32,123,377            37.8%
WISCOMB, THOMAS T.                  USA          32,123,926            37.8%
WOLKOWITZ, BENJAMIN                 USA          32,124,367            37.8%
WOOD, JEROME C.                     USA          32,123,562            37.8%
WOOLFORD, ANDREW K.                 USA          32,123,052            37.8%
WOOLWORTH JR, RICHARD G.            USA          32,123,535            37.8%
WRIGHT II, WILLIAM H.               USA          32,123,325            37.8%
YAFFE, RANDY S.                     USA          32,123,373            37.8%
YAMADA, HARUNOBU                   Japan         32,123,306            37.8%
YAMAMOTO, TAKATOSHI                Japan         32,122,947            37.8%
YAMANE, STEVEN K.                   USA          32,123,327            37.8%
YANKOU, THOMAS J.                   USA          32,123,291            37.8%
YOSHIDA, HIDEO                     Japan         32,122,947            37.8%
YOUNG, HARRISON                     USA          32,122,947            37.8%
YOUNG, JOAN P.                      USA          32,123,472            37.8%
YUKI, KOHEI                        Japan         32,122,947            37.8%
ZAOUI, MICHAEL A.                  France        32,125,144            37.8%
ZAUMSEIL, BRICE W.                  USA          32,123,601            37.8%
ZIAI, YOUSSEF                        UK          32,122,947            37.8%
ZICHERMAN, JOSEPH R.                USA          32,123,245            37.8%
ZICK JR, ALFORD E.                  USA          32,123,340            37.8%
ZORN, ERNEST P.                     USA          32,123,357            37.8%
ZUCKERT, MICHAEL                    USA          32,123,379            37.8%

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of Morgan Stanley Group Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1251 Avenue of the Americas, New York, New York 10020.

Item 2.   Identity and Background.
          -----------------------

     (a)-(c), (f) The cover sheets to this statement and Appendix A hereto contain the names of the persons (the "Reporting Persons") who beneficially own Shares that are subject to the voting and any disposition restrictions set forth in the employee Stockholders' Agreement and/or any of the Plan Agreements, all as described in Item 6, to which such persons are party to and on whose behalf this filing is made. The cover sheets to this statement and Appendix A provide the name, citizenship and aggregate amount beneficially held by each Reporting Person. The business address of each of the Reporting Persons is 1251 Avenue of the Americas, New York, NY 10020.

     (d)-(e) No Reporting Person during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds
          or Other Consideration.
          --------------------------

     The Shares held by the Reporting Persons are beneficially owned pursuant to one or more of the following:

     (1) Pursuant to the recapitalization (the "Recapitalization") effective February 14, 1986 in which holders of the Company's then outstanding privately-held common stock and non-cumulative preferred stock received Shares, and holders of the Company's outstanding $8 cumulative senior preferred stock received shares of $8 Cumulative Convertible Preferred Stock, stated value $100 per share (the "Convertible Preferred Shares"), all of which were subsequently converted into Shares (the Shares beneficially owned pursuant to such Recapitalization

          (including through the conversion of the Convertible Preferred Shares) being referred to herein as "Recapitalization Shares");

     (2) Pursuant to participation in the Company's 1986 Stock Option Plan (the "Option Plan"), the Company's Performance Unit Plan (the "PUP Plan"), the Company's 1988 Equity Incentive Compensation Plan (the "Equity Incentive Plan") and/or the Morgan Stanley U.K. Group Profit Sharing Scheme (the "U.K. Profit Sharing Scheme") and/or similar employee benefit plans or arrangements (the Option Plan, the PUP Plan, the Equity Incentive Plan are referred to collectively as the "Plans", and the Shares beneficially owned pursuant to participation in such Plans and the U.K. Profit Sharing Scheme being referred to herein as "Benefit Plan Shares"); and

     (3) Pursuant to privately negotiated or open market transactions (the Shares beneficially owned pursuant to such transactions being referred to herein as "Separately Acquired Shares").

     In addition, many of the Reporting Persons are participants in the Morgan Stanley Group Inc. and Subsidiaries Employee Stock Ownership Plan (the "ESOP"), under which they have been allocated shares of the Company's ESOP Convertible Preferred Stock (the "ESOP Stock"). Shares of ESOP Stock are convertible into Shares, and shares of ESOP Stock are entitled to vote on all matters submitted to a vote of the holders of Shares, voting together with the holders of Shares as one class, all as described more fully below.

     Each Reporting Person's Recapitalization Shares, if any, were acquired in exchange for such Person's shares of the Company's privately-held common stock and non-cumulative preferred stock and/or as a result of the conversion of the Convertible Preferred Shares; each Reporting Person's Benefit Plan Shares and shares of ESOP Stock, if any, were acquired pursuant to the terms of the Plans, the U.K. Profit Sharing Scheme and the ESOP in consideration of services rendered and, in the case of Shares to be acquired pursuant to an exercise of options granted under a Plan will be acquired by payment of the exercise price of the option, and each Reporting Person's Separately Acquired Shares, if any, were acquired by payment of personal funds or as a gift.

Item 4.   Purpose of Transaction.
          ----------------------

Recapitalization Shares

     The Recapitalization was effected as of February 14, 1986, and the Recapitalization Shares were acquired in order to facilitate an initial public offering of the Company's Shares. Prior to the Recapitalization, the then Managing Directors and Principals of Morgan Stanley & Co. Incorporated, a subsidiary of the Company, owned all of the Company's common stock. After the Recapitalization and the initial public offering of the Company's Shares, such Managing Directors and Principals (as a group) owned approximately 79% of the Company's Shares, the voting and disposition of which were subject to the Stockholders' Agreement (defined below in Item 6). The voting and disposition restrictions currently applicable to the Recapitalization Shares are discussed in Item 6.

Benefit Plan Shares

     Subsequent to May 2, 1991 up to an aggregate of 24,000,000

Shares may be issued pursuant to the Plans.

     Each of the Plans is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"), which selects the particular eligible persons who will receive awards under the Plans and determines the size and terms of such awards. The Compensation Committee consists of at least three disinterested persons.

     Option Plan

     The purpose of the Option Plan is to provide an incentive to certain Managing Directors, Principals, officers, key employees and consultants of the Company and its subsidiaries ("Certain Personnel") to remain in the employ of the Company and such subsidiaries and to increase their interest in the success of the Company by offering them an opportunity to obtain a proprietary interest in the Company through the grant of options to purchase Shares. The Option Plan provides for the issuance of incentive stock options ("Incentive Stock Options") which meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options that are not qualified under the Code ("Nonqualified Options" and collectively with the Incentive Stock Options, the "SOP Options") and stock appreciation rights.

     The exercise price of an Option granted under the Option Plan may not be less than 100% of the fair market value of the Shares subject to the Option as of the date the Option is granted, as determined by the Compensation Committee. An Option becomes exercisable at a rate of one-third of the number of Shares covered by such Option after each of the first three anniversaries of the date of grant, unless the Compensation Committee otherwise provides. All SOP Options, other than Incentive Stock Options, are required to expire within 10 years and one day of the date of grant.

     The individual Option Agreement entered into by any Reporting Person pursuant to the Option Plan (an "Option Agreement") contains restrictions on voting and disposition of any Shares acquired pursuant to the Option Plan that are similar to the restrictions applicable to the Recapitalization Shares (as discussed in Item 6).

     The Option Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors authorizing its termination and (ii) March 21, 1996.

     PUP Plan

     The purpose of the PUP Plan is to benefit and advance the interests of the Company and its subsidiaries by rewarding Certain Personnel for their contributions to the financial success of the Company and thereby motivate them to continue to make such contributions in the future by awarding performance units (the "Performance Units") whose value is determined by reference to earnings per share of the Shares over a stated period of time.

     The value of a Performance Unit is equal to the Company's consolidated earnings per share (as determined by the Compensation Committee in accordance with the terms of the PUP Plan) during the period commencing on the first date of the Company's fiscal quarter which includes the date as of which a Performance Unit is awarded (the "Base Date") and ending on the earlier of (i) the last day of the Company's fiscal year which includes the date on which such Performance Unit is awarded and (ii) the last day of the Company's fiscal quarter in which a participant's employment is terminated by reason of death, long-term disability or retirement, or to such other date as is determined by the Compensation Committee (the "Valuation Date"). After the value of Performance Units is determined, such value generally will be distributed to the recipient in equal installments on or as soon as practicable following each of the first and second anniversaries of the Valuation Date. The PUP Plan provides that 50% of each installment of such value is paid in Shares, and the balance is paid in cash, although the Compensation Committee may increase the percentage paid in cash or in Shares.

     The individual PUP agreement entered into by a Reporting Person pursuant to the PUP Plan (a "PUP Agreement") contains restrictions on voting and disposition of any shares acquired that are similar to the restrictions applicable to the Recapitalization Shares (as discussed in Item 6).

     The PUP Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors terminating such Plan and (ii) March 21, 1996.

     Equity Incentive Plan

     The purpose of the Equity Incentive Plan is to attract, retain and motivate Certain Personnel, to compensate them for their contributions to the growth and profits of the Company and to encourage ownership by them of Shares. Awards under the Equity Incentive Plan may be in the form of Shares ("Restricted Shares"), stock units ("Stock Units") and/or options to purchase Shares ("EICP Options"). Shares issued pursuant to the Equity Incentive Plan may, in the discretion of the Compensation Committee, be made subject to the same voting restrictions that are set forth in the Stockholders' Agreement and in the Option and PUP Agreements (as discussed in Item 6).

     Under the terms of the Equity Incentive Plan, the Compensation Committee may grant Restricted Shares, valued at a discount (not to exceed 50%) of fair market value as of the date of grant (a "Stock Award"), in lieu of, or in addition to, all or a portion of a participant's cash incentive compensation for a particular year. A participant may be allowed to elect to receive a portion of this award in the form of EICP Options (an "Option Award") or to receive additional Shares or options in lieu of some or all of the cash portion of his compensation. Awards may also be made in the form of Stock Units representing the number of Shares a participant would otherwise have been eligible to receive under a Stock Award (a "Stock Unit Award"). A participant may also elect to receive Stock Units in lieu of some or all of the cash portion of his compensation.

     An Option Award entitles the participant to acquire a specified number of Shares at an exercise price of no less than 50% of fair market value on the date of the award, as determined by the Compensation Committee. EICP Options vest and become exercisable in accordance with a schedule established by the Compensation Committee. The exercise price may be paid in cash or Shares or a combination thereof. The ability to pay the EICP Option exercise price in Shares would, unless prohibited by the Compensation Committee, enable an optionee to engage in a series of successive stock-for-stock exercises of EICP Options and thereby fully exercise EICP Options with little or no cash investment by the optionee. Option Awards expire not later than ten years from the date of award.

     The Equity Incentive Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors and (ii) May 4, 1999.

     U.K. Profit Sharing Scheme

     Shares purchased on behalf of certain Reporting Persons pursuant to the U.K. Profit Sharing Scheme are purchased with profit-sharing awards and are held pursuant to the terms of the U.K. Profit Sharing Scheme for investment purposes. Such Shares are not subject to the restrictions on voting and disposition contained in the Stockholders' Agreement.

Separately Acquired Shares

     Separately Acquired Shares are held by Reporting Persons for investment purposes. Such Shares are not subject to the restrictions on voting and disposition contained in the Stockholders' Agreement or the Plan Agreements (as defined in Item 6).

ESOP Stock

     Shares of ESOP Stock are allocated to each participant in the ESOP on December 31 in each year. Each share of ESOP Stock is convertible into Shares by the trustee of the ESOP at any time prior to the date fixed for redemption of the ESOP Stock at an initial conversion rate of one share of ESOP Stock to one Share, which rate is subject to adjustment. On the date hereof the conversion price per share at which Shares will be issued upon conversion of any shares of ESOP Stock is $35.88 (subject to adjustment).

     The ESOP Stock is redeemable at the Company's option at $35.88 per share (subject to adjustment) plus accrued dividends at any time after September 19, 2000 and prior thereto under certain circumstances at specified prices. The Company may pay the redemption price of the ESOP Stock in cash, in Shares or a combination thereof. Neither ESOP Stock nor Shares issued to participants in the ESOP are subject to the restrictions on voting and disposition contained in the Stockholders' Agreement or the Plan Agreements.

                                    *  *  *

     Except for (i) the possible acquisition from time to time of additional Separately Acquired Shares for investment purposes and (ii) the acquisition of Shares issued by the Company in the ordinary course of business pursuant to the Plans and the U.K. Profit Sharing Scheme, none of the Reporting Persons has any plans or proposals which relate to or would result in their acquisition of additional Shares.

     Subject to the restrictions described in Item 6, dispositions of Shares by Reporting Persons may be made from time to time pursuant to (i) Rule 144 under the Securities Act of 1933, as amended (the "Act"), (ii) a registration statement filed under the Act or (iii) any available exemption from registration under the Act, and in accordance with the individual investment objectives of the Reporting Person disposing of such Shares.

       Except as previously described in this Item 4, the Reporting Persons as a group do not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) Items (11) and (13) of the cover page for each of the Reporting Persons are hereby incorporated by reference. As of the date of this report, the Reporting Persons as a group may be deemed to beneficially own an aggregate of 32,122,947 Shares, or approximately 37.9%. Since February 25, 1994, the retirement or termination of certain employees became effective. Such employees are no longer Reporting Persons and the Reporting Persons' beneficial ownership of Shares, after accounting for changes in the number of total Shares outstanding, decreased by 1.9%. On February 28, 1995 (February 13, 1995 in the case of U.K. Approved Options (as defined in Item
6)), an aggregate of 1,738,225 Stock Units and an aggregate of 5,618,244 EICP Options (certain of which are exercisable within 60 days from the date hereof) were issued under the Equity Incentive Plan resulting in an increase in the Reporting Persons' beneficial ownership of Shares of 4.5%. The Reporting Persons as a group hereby disclaim beneficial ownership of any Shares held by any Reporting Person as to which such Reporting Person has sole voting and dispositive power. Each Reporting Person hereby disclaims beneficial ownership of any Shares which may be deemed to be beneficially owned by other Reporting Persons as members of a group.

     Except as described in Schedule I, no Reporting Person has the right to acquire Shares within 60 days from the date hereof.

     (b) Items (7) - (10) of the cover page or the information provided on Appendix A for each of the Reporting Persons are hereby incorporated by reference.

     (c) Except as described in Schedule II, no Reporting Person has effected any transactions in any Shares during the past 60 days.

     (d)  None.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.
          ---------------------------------------

     Reporting Persons who own Recapitalization Shares have entered into a Stockholders' Agreement dated as of February 14, 1986 (the "Stockholders' Agreement") (Exhibit A hereto) which contains restrictions regarding the voting and disposition of the Recapitalization Shares. Pursuant to the terms of the Plans, the Compensation Committee has required that certain participants in such Plans enter into agreements that place restrictions on the voting and disposition of Shares acquired pursuant to such Plans similar to those restrictions set forth in the Stockholders' Agreement. Reference is hereby made to the terms of the agreements or certificates that impose such restrictions pursuant to the Plans (collectively, the "Plan Agreements"), the forms of which are included as Exhibits E, F, H, I, and J hereto, and the following description is qualified in its entirety by reference to such Plan Agreements.

Voting Restrictions and Arrangements

     Each of the individuals listed on the cover sheets to this report and Appendix A hereto is a party to one or more of the Stockholders' Agreement and the Plan Agreements. Pursuant to the voting restrictions contained in the Stockholders' Agreement and the Plan Agreements, the Reporting Persons, prior to any vote of the stockholders of the Company at a meeting called with respect to any corporate action or before action is taken by written consent, may vote all Shares subject to the voting restrictions in a preliminary vote in such manner as each Reporting Person may determine in his sole discretion (the "Preliminary Vote"). At the subsequent stockholders' meeting or in connection with any action taken by written consent, the Reporting Persons must then vote all such Shares on the matter at issue in accordance with the vote of the majority of the Shares present and voting in the Preliminary Vote. Reporting Persons who cease to be employed by the Company or any of its subsidiaries on or prior to the date of the Preliminary Vote do not participate in the Preliminary Vote.

     Recipients of Stock Awards are entitled to exercise voting rights with respect to the Shares underlying such awards upon receipt of such awards. On March 6, 1991 the Company established a trust (the "Trust") pursuant to the Trust Agreement between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"), dated March 5, 1991 (the "Trust Agreement") (Exhibit K) pursuant to which the Shares that correspond to Stock Unit Awards are placed in the Trust pending vesting and conversion. Subject to the Company's right to amend or terminate the Trust at any time, the terms of the Trust Agreement permit the active employees of the Company who are holders of Stock Units (other than Certain Personnel in certain non-U.S. jurisdictions as described below) to direct the vote of the Shares held in the Trust for purposes of the Preliminary Vote. In accordance with the terms of the Voting Agreement between the Trustee and the Company dated March 5, 1991 (Exhibit L), the Trustee has the obligation to vote the Shares held in the Trust in accordance with the result of the Preliminary Vote.

     Holders of ESOP Stock are entitled to vote on all matters submitted to a vote of the holders of Shares, voting together with the holders of Shares as one class. Each share of ESOP Stock is entitled to the number of votes equal to 1.35 times the number of Shares into which such share of ESOP Stock could be converted on the record date for such vote. Each Reporting Person who is a participant in the ESOP has the ability to instruct the trustee of the ESOP how to vote the shares of ESOP Stock allocated to his account. In addition, unallocated shares of ESOP Stock are voted by the trustee on a pro rata basis with the instructions received with respect to the allocated ESOP Stock.

Restrictions on Disposition and Other Arrangements

     The Stockholders' Agreement presently permits each Reporting Person to dispose of Recapitalization Shares and/or Shares acquired pursuant to the Option Plan and PUP Plan (together with the Recapitalization Shares, "Total Restricted Stock") in the following amounts:

                                   % of Total Restricted Stock
     Age at Date of Sale                Permitted to be Sold
     -------------------           -----------------------------
       35 through 38                         10%
       39 through 42                    Additional 10%
       43 through 46                    Additional 10%
       47 through 49                    Additional 10%
       50 and above                     Additional 10%

     If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, the Stockholders' Agreement permits such Reporting Person to dispose of his Recapitalization Shares without restriction. Reporting Persons may dispose of Recapitalization Shares at any time, in any amount, regardless of the foregoing restrictions with the consent of the Board of Directors of the Company.

     Option Plan

     The transfer restrictions contained in the Option Agreements permit the transfer, at any time, without restriction, of only that number of Shares having a value equal to the excess of the fair market value (as of the date of exercise) of the Shares acquired upon exercise over the aggregate amount paid upon exercise multiplied by the highest statutory federal, state, local and foreign tax rates at the time of exercise (but in no event greater than 50% of such excess). The balance of the Shares acquired upon the exercise of such SOP Options will be transferable only in accordance with a schedule, substantially similar to that contained in the Stockholders' Agreement, that permits the transfer of a number of such Shares representing a specified percentage of the total number of Shares held by the optionee that are subject to restrictions and according to the optionee's age. If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, these transfer restrictions will no longer apply to Shares acquired pursuant to the Option Plan.

     The Compensation Committee has adopted certain additional and/or different terms and conditions for the grant of options ("U.K. Approved Options"), including SOP Options, to Certain Personnel under the jurisdiction of the United Kingdom in order to permit such persons to qualify for favorable tax treatment under the laws of the United Kingdom. Any Shares issued, or issuable, upon exercise of U.K. Approved Options, however, are not subject to voting or disposition restrictions.

     PUP Plan

     Pursuant to the PUP Agreements, Performance Units that have been awarded through the date hereof provide that Shares received thereunder will be transferable only in accordance with a schedule, substantially similar to that contained in the Stockholders' Agreement, that permits the transfer of a number of such Shares representing a specified percentage of the total number of Shares held by the recipient that are subject to restrictions and according to the recipient's age. If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, these transfer restrictions will no longer apply to the Shares acquired pursuant to the PUP Plan. Shares issued to Certain Personnel under the jurisdiction of the United Kingdom, however, are not subject to voting or disposition restrictions.

     Equity Incentive Plan

     A participant will vest in any Stock Awards, Stock Unit Awards or Option Awards, the restrictions on the transferability of Restricted Shares will lapse, any EICP Options awarded will become exercisable and Stock Units will convert into Shares all in accordance with a schedule established by the Compensation Committee. The Compensation Committee may, however, accelerate the vesting of any award, the lapse of restrictions on the transferability of any Restricted Shares, the date on which any EICP Option awarded first becomes exercisable and the date on which Stock Units convert into Shares. Prior to vesting and the lapse of restrictions on transferability, none of the awards under the Equity Incentive Plan may be sold, assigned, exchanged or transferred, pledged, hypothecated or otherwise disposed of or encumbered. Certain awards under the Equity Incentive Plan, whether vested or unvested, are also subject to forfeiture in circumstances specified by the Compensation Committee.

     Recipients of Stock Awards are entitled to receive dividends with respect to Shares underlying such awards upon receipt of such awards. Recipients of Stock Unit Awards are entitled to receive dividend equivalent amounts prior to receipt of Shares.

     The Company may require a participant to pay a sum to the

Company or, pursuant to reduced Share delivery provisions, the Company may retain the number of Shares having an equivalent value as may be necessary to cover any taxes or charges imposed with respect to property or income received by a participant pursuant to the Equity Incentive Plan. In addition, upon conversion of Stock Units into Shares or exercise of EICP Options, the Company may withhold a number of Shares sufficient to satisfy any obligation a participant owes to the Company resulting from any payment made on the participant's behalf under the tax equalization program for expatriate employees.

     From time to time the Compensation Committee has adopted certain additional and/or different terms and conditions for the grant of Stock Awards and Stock Unit Awards to Certain Personnel in certain non-U.S. jurisdictions (including to Japanese local employees or expatriates working in Japan) to permit such persons to qualify for favorable tax treatment under, or otherwise to comply with, the laws of such non-U.S. jurisdictions. In such cases the Company may not issue Shares corresponding to Stock Units and recipients may not have the ability to vote. The Compensation Committee also has adopted certain additional and/or different terms and conditions for the grant of Option Awards (including U.K. Approved Options) to Certain Personnel in certain non-U.S. jurisdictions in order to permit such persons to qualify for favorable tax treatment under the laws of such non-U.S. jurisdictions.

     U.K. Profit Sharing Scheme

     The U.K. Profit Sharing Scheme provides that Shares awarded to the participants are held by a trustee in the name and on behalf of each participant for a period of two years from the date of such award (the "Retention Period"). Each participant is fully vested in, and is the beneficial owner of, the shares held on his behalf as of the award date of the Shares. During the Retention Period, a participant may not assign, pledge or otherwise dispose of such Shares; however, a participant is able to instruct the trustee how to vote such Shares on his behalf.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to registration statements or reports filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, respectively, or reports filed by the Reporting Persons under the Securities Exchange Act of 1934 and are hereby incorporated by reference to such statements or reports.

Exhibit A Stockholders' Agreement dated February 14, 1986 among the Reporting
          Persons and the Company (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit B Morgan Stanley Group Inc. Performance Unit Plan, as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit C Morgan Stanley Group Inc. 1986 Stock Option Plan, as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit D Trust Deed and Rules of the Morgan Stanley International Profit
          Sharing Scheme (approved under the Finance Act 1978 as amended), dated 12 November, 1987, of Morgan Stanley Group Inc., Morgan Stanley International and Noble Lowndes Settlement Trustees Limited (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit E Form of Award Agreement Under the Morgan Stanley Group
          Inc. Performance Unit Plan (Registration Statement on
          Form S-8 (No. 33-42464)).

Exhibit F Form of Nonqualified Stock Option Agreement Under the
          Morgan Stanley Group Inc. 1986 Stock Option Plan
          (Registration Statement on Form S-8 (No. 33-42464)).

Exhibit G Morgan Stanley Group Inc. 1988 Equity Incentive Compensation Plan, as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit H Form of Stock Unit Certificate Under the Morgan Stanley
          Group Inc. 1988 Equity Incentive Compensation Plan
          (Previously filed as Exhibit V with Amendment No. 5 to
          Schedule 13D dated December 31, 1990).

Exhibit I Form of Stock Option Certificate Under the Morgan Stanley Group Inc. 1988 Equity Incentive Compensation Plan
          (Previously filed as Exhibit W with Amendment No. 5 to
          Schedule 13D dated December 31, 1990).

Exhibit J Form of Voting Agreement Under the Morgan Stanley Group
          Inc. 1988 Equity Incentive Compensation Plan (Previously filed as Exhibit X with Amendment No. 5 to Schedule 13D dated December 31, 1990).

Exhibit K Trust Agreement between Morgan Stanley Group Inc. and State Street
          Bank and Trust Company dated March 5, 1991 (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit L Voting Agreement among Morgan Stanley Group Inc., State Street Bank and Trust Company and Other Persons Signing Similar Agreements dated March 5, 1991 (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).



                                  Schedule I



                           RIGHTS TO ACQUIRE SHARES
                           ------------------------



     As of May 27, 1995 (60 days from March 28, 1995), 967 Reporting Persons have the right to acquire 7,593,323 Shares pursuant to the exercise of Options. No Reporting Person individually has Options presently exercisable covering more than 1% of the Shares outstanding as of the date hereof.

                                  Schedule II

                              RECENT TRANSACTIONS
                              -------------------



     During the last 60 days, 36 Reporting Persons sold an aggregate of 141,966 shares at an average price of $68.81 per Share, and/or effected a transfer by gift of an aggregate of 36,605 Shares. Such sales were effected pursuant to exemptions under the Securities Act of 1933, as amended. During such period, no Reporting Person individually disposed of a number of Shares exceeding 1% the Shares outstanding.

     During such period, no Reporting Person individually acquired Shares in excess of 1% of the Shares outstanding.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 28, 1995



                                     By:   /s/ Ralph L. Pellecchio
                                           ------------------------
                                              Ralph L. Pellecchio
                                              Attorney-in-Fact

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